Exhibit 99.1

BACHOCO ANNOUNCES FIRST QUARTER 2022 RESULTS

Celaya, Guanajuato, Mexico – April 29th, 2022

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter (“1Q22”) ending March 31, 2022. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”), except earnings per share.

HIGHLIGHTS- 2022 vs. 2021

•	Net sales increased 25.9% in 1Q22.
•	Cost of sales increased 27.1% in 1Q22.
•	EBITDA margin was 14.4% in 1Q22 vs 15.1% in 1Q21.
•	Earnings per basic and diluted share were $3.60 in 1Q22 vs $3.50 in 1Q21.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, “We continue observing historically elevated corn and soybean meal prices which resulted in a 27.1% increase in our cost of sales when compared to 1Q21.

We think that part of the movement in those markets is driven by geopolitical tensions between Ukraine and Russia. Although the length and impact of the ongoing military conflict is highly unpredictable, it is leading to market disruptions, including significant volatility in commodity prices. We believe this uncertainty will keep having a negative impact on our cost of sales.

Under those volatile conditions, we remained focus on better managing our sales mix for both Poultry and Others. Particularly in our Others segment we integrated results from RYC Alimentos (RYC) for 1Q22. After the integration, in the overall, our net sales increased 25.9% vs 1Q21.

As a percentage of sales, SG&A was 8.2% compared to the 8.5% reported in the same period of 2021.

All of the above resulted on an EBITDA in 1Q22 of $3,517.0 million or 14.4% EBITDA margin; which compares to the $2,913.4 million and 15.1% margin reported for 1Q21.

We remain committed to our growth strategy, in that end, we reported CAPEX of $915.2 million for the quarter which compares to the $555.7 million for the same period of 2021. This was achieved while generating a net cash position of $18,122.8 million by the end of 1Q22. Our solid financial structure should help us face the uncertainties and volatilities on the market which, at this point, are difficult to predict.”

Contact Information

inversionistas@bachoco.net / T. +52(461)618 3555

Executive Summary

The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2021.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Net sales	24,367.0	19,357.6	5,009.4	25.9
Net sales in Mexico	18,096.4	14,629.4	3,467.0	23.7
Net sales in the U.S.	6,270.6	4,728.2	1,542.3	32.6

NET SALES BY SEGMENT
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Net sales	24,367.0	19,357.6	5,009.4	25.9
Poultry	20,876.2	16,983.9	3,892.3	22.9
Other	3,490.8	2,373.8	1,117.0	47.1

NET VOLUME SOLD BY SEGMENT

In tons			Change
	1Q22	1Q20	Volume	%
Total sales volume:	596,544	558,082	38,461.6	6.9
Poultry	441,036	416,978	24,057.9	5.8
Others	155,508	141,104	14,403.7	10.2

In 1Q22, the Company’s net sales totaled $24,367.0 million; $5,009.4 million or 25.9% more than $19,357.6 million reported in 1Q21. This was a result of better prices in the U.S. and in our main business lines in Mexico as well as higher volume sold in Others due to the integration of RYC.

In 1Q22, sales of our U.S. operations represented 25.7% of our total sales compared with 24.4% in 1Q21.

GROSS PROFIT
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Cost of sales	19,240.5	15,139.6	4,100.9	27.1
Gross profit	5,126.5	4,218.0	908.5	21.5
Gross margin	21.0%	21.8%	-	-

The cost of sales totaled $19,240.5 million, representing $4,100.9 million or 27.1% higher than $15,139.6 million reported in the same period of 2021. This increase was mainly driven by higher raw material prices when compared to the same period of 2021 as it was addressed at the beginning of this earnings report.

The Company’s gross profit in 1Q22 was $5,216.5 million, with a gross margin of 21.0%. This result compares to a gross profit of $4,218.0 million and a gross margin of 21.8% reported in 1Q21.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos
	1Q22	1Q21	Change
	$	$	$	%
Total SG&A	1,999.1	1,637.3	361.9	22.1

Total SG&A expenses in 1Q22 were $1,999.1 million; $361.9 million or 22.1% more than the $1,637.3 million reported 1Q21. Total SG&A expenses, as a percentage of net sales, represent 8.2% in 1Q22 and 8.5% in 1Q21.

other income (expense), net
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Other income (expense), net	14.8	(21.8)	36.6	(168.1)

Other income or other expenses include the sale of byproducts and unused assets. We register such sales as expenses when the sales price is below the book value of those assets.

OPERATING INCOME
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Operating income	3,142.2	2,559.0	583.2	22.8
Operating margin	12.9%	13.2%	-	-

Operating income in 1Q22 totaled $3,142.2 million with an operating margin of 12.9% which compares to the operating income of $2,559.0 million and 13.2% operating margin reported in 1Q21. While in terms of pesos our operating income is higher mainly attributed to the integration of RYC and higher net sales both in Mexico and the U.S., in terms of margin we were negatively impacted by higher raw material costs.

NET FINANCIAL INCOME
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Net Financial Income (Expense)	(235.7)	319.6	(555.3)	(173.8)
Financial Income	(101.2)	374.4	(475.6)	(127.0)
Financial Expense	134.6	54.8	79.8	145.5

In 1Q22, the Company reported net financial expenses of $235.7 million, compared to net financial income of $319.6 million reported in the same period of 2021. This lower financial income was a result of the appreciation of the Mexican peso with respect to 4Q21.

TAXES FOR THE PERIOD
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Total Taxes	778.4	803.9	(25.5)	(3.2)
Income tax	604.5	524.7	79.8	15.2
Deferred income tax	173.9	279.2	(105.3)	(37.7)

Total taxes for the 1Q22 were $778.4 million, compared to $803.9 million in the same period of 2021.

NET CONTROLLING INTEREST INCOME
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Net income	2,128.0	2,074.6	53.4	2.6
Net margin	8.7%	10.7%	-	-
Non-Controlling Interest income	(28.6)	(25.8)	(2.9)	n/a
Net controlling interest income	2,156.6	2,100.4	56.3	2.7
Basic and diluted income per share[1]	3.60	3.50	0.10	n/a
Basic and diluted income per ADR[2]	43.18	42.02	1.2	n/a
Weighted average Shares outstanding[3]	599,380	599,835	-	-

1 In pesos

2 in pesos, an ADR is equal to twelve shares

3 In thousands of shares

The net controlling interest income 1Q22 was $2,156.6 million, representing a basic and diluted income of $3.60 pesos per share. This result compares to a net controlling interest income of $2,100.4 million, which represented $3.50 pesos of basic and diluted income per share in 1Q21. Net margin for the 1Q22 was 8.7% compared to 10.7% reported in 1Q21.

EBITDA
In millions of pesos	1Q22	1Q21	Change
	$	$	$	%
Net controlling interest income	2,156.6	2,100.4	56.3	2.7
Income tax expense (benefit)	778.4	803.9	(25.5)	(3.2)
Result in associates	(28.6)	(25.8)	(2.9)	11.1
Net finance (income) expense	235.7	(319.6)	555.3	(173.8)
Depreciation and amortization	374.9	354.5	20.4	5.7
EBITDA	3,517.0	2,913.4	603.6	20.7
EBITDA Margin (%)	14.4%	15.1%	-	-
Net sales	24,367.0	19,357.6	5,009.4	25.9

EBITDA in 1Q22 reached $3,517.0 million, representing an EBITDA margin of 14.4%, compared to an EBITDA of $2,913.4 million in 1Q21 with an EBITDA margin of 15.1%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2022	Dec. 31, 2021	Change
	$	$	$	%
TOTAL ASSETS	66,175.8	65,988.8	187.1	0.3
Cash and cash equivalents	20,194.6	20,777.0	(582.3)	(2.8)
Accounts receivable	4,841.8	5,108.5	(266.7)	(5.2)
TOTAL LIABILITIES	15,979.2	17,704.7	(1,725.5)	(9.7)
Accounts payable	8,299.4	10,200.7	(1,901.3)	(18.6)
Short-term debt	2,071.8	1,993.9	77.9	3.9
Long-term debt	-	-	-	-
TOTAL STOCKHOLDERS’ EQUITY	50,196.7	48,284.1	1,912.6	4.0
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of March 31, 2022 totaled $20,194.6 million; $582.3 million or 2.8% lower than $20,777.0 million as of December 31, 2021.

Total debt as of March 31, 2022 totaled $2,071.8 million, compared to $1,993.9 million reported as of December 31, 2021.

Net cash as of March 31, 2022 was $18,122.8 million, compared to net cash of $ 18,783.1 million as of December 31, 2021.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2022	2021	Change
	$	$	$	%
Capital Expenditures	915.2	555.7	359.5	64.7

Total CAPEX for the 1Q22 was $915.2 million. This increase considers assets related to the integration of RYC Alimentos.

STOCK INFORMATION

As of March 31, 2022
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$46,632

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
March	77.72	64.93	77.72	46.72	37.36	46.72
February	71.03	69.55	68.87	41.69	39.94	40.41
January	73.48	70.97	70.97	43.25	40.97	41.77
December	72.74	68.29	71.35	42.54	39.46	42.54
November	73.10	70.95	71.17	42.43	39.84	39.84
October	75.53	71.72	73.02	44.36	41.70	42.45

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Luis Rodrigo Willard Alonso	lrwillard@gbm.com
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Alanis Peña Alan	aalanis@santander.com.mx
BANK OF AMERICA	Fernando Olvera	folvera@bofa.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $19.89 per USD $1.0, which corresponds to the rate at the close of March 31, 2022, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position

•	Consolidated Statement of Income

•	Consolidated Statement of Cash Flows

•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
First Quarter Results, ended March 31st:
	In U.S. Dollar	March 31,	December 31*,
In million pesos	2022	2022	2021*
TOTAL ASSETS	$3,327.1	66,175.8	65,988.8

Total current assets	1,843.2	36,661.5	37,845.6
Cash and cash equivalents	1,015.3	20,194.6	20,777.0
Total accounts receivable	243.4	4,841.8	5,108.5
Inventories	507.2	10,088.5	9,145.6
Other current assets	77.3	1,536.6	2,814.6

Total non current assets	1,483.9	29,514.3	28,143.2
Net property, plant and equipment	1,115.4	22,185.4	21,763.4
Other non current Assets	368.5	7,328.9	6,379.8

TOTAL LIABILITIES	$803.4	15,979.2	17,704.7

Total current liabilities	548.6	10,911.4	12,835.3
Notes payable to banks	104.2	2,071.8	1,993.9
Accounts payable	417.3	8,299.4	10,200.7
Other taxes payable and other accruals	27.2	540.2	640.7

Total long-term liabilities	254.8	5,067.8	4,869.4
Long-term debt	-	-	-
Other non current liabilities	57.1	1,135.9	1,027.9
Deferred income taxes	197.7	3,931.9	3,841.5

TOTAL STOCKHOLDERS' EQUITY	$2,523.7	50,196.7	48,284.1

Capital stock	59.0	1,174.4	1,174.4
Commission in shares issued	20.8	414.1	414.1
Retained earnings	2,371.3	47,164.6	45,038.6
Others accounts	49.6	986.8	1,179.2
Non controlling interest	23.0	456.9	477.7

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,327.1	66,175.8	65,988.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
First Quarter Results, ended March 31st:
-Unaudited-

In millions pesos	2022	2022	2021
Net sales	$1,225.1	24,367.0	19,357.6
Cost of sales	967.3	19,240.5	15,139.6
Gross profit	257.7	5,126.5	4,218.0
SG&A	100.5	1,999.1	1,637.3
Other income (expenses), net	0.7	14.8	(21.8)
Operating income	158.0	3,142.2	2,559.0
Net finance income	(11.9)	(235.7)	319.6
Income tax	39.1	778.4	803.9
Net Income	$107.0	2,128.0	2,074.6

Non-controlling interest	(1.44)	(28.6)	(25.8)
Net controlling interest profit	108.43	2,156.6	2,100.4
Basic and diluted earnings per share	0.18	3.60	3.50
Basic and diluted earnings per ADR	2.17	43.18	42.02
Weighted average Shares outstanding1	599,380	599,380	599,835

EBITDA Result	$176.8	3,517.0	2,913.4

Gross margin	21.0%	21.0%	21.8%
Operating margin	12.9%	12.9%	13.2%
Net margin	8.9%	8.7%	10.7%
EBITDA margin	14.4%	14.4%	15.1%

1 In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	March 31,
	2022	2022	2021
NET MAJORITY INCOME BEFORE INCOME TAX	$146.1	2,906.5	2,878.5

ITEMS RELATING TO INVESTING ACTIVITIES:	19.4	385.9	431.8
Depreciation and others	27.5	547.3	476.6
Income (loss) on sale of plant and equipment	0.9	17.4	11.1
Other Items	(9.0)	(178.8)	(55.9)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	165.5	3,292.4	3,310.3
CASH GENERATED OR USED IN THE OPERATION:	(71.2)	(1,416.5)	(2,376.9)
Decrease (increase) in accounts receivable	(17.6)	(349.2)	(139.3)
Decrease (increase) in inventories	(51.5)	(1,024.1)	54.9
Increase (decrease) in accounts payable	(101.5)	(2,019.2)	(67.9)
Other Items	99.3	1,975.9	(2,224.7)

NET CASH FLOW FROM OPERATING ACTIVITIES	94.3	1,875.9	933.4

NET CASH FLOW FROM INVESTING ACTIVITIES	(81.5)	(1,621.4)	(298.2)
Acquisition of property, plant and equipment	(46.0)	(915.2)	(555.6)
Proceeds from sales of property plant and equipment	2.3	46.0	1.8
Other Items	(37.8)	(752.1)	255.7

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	12.8	254.5	635.2

Net cash provided by financing activities:	(42.6)	(847.6)	(85.9)
Proceeds from loans	3.9	77.9	867.2
Principal payments on loans	-	-	(844.2)
Dividends paid	-	-	-
Other items	(46.5)	(925.5)	(108.8)
Net increase (decrease) in cash and equivalents	(29.8)	(593.1)	549.3

Cash and investments at the beginning of year	$1,041.1	20,707.1	19,242.4
CASH AND INVESTMENTS AT END OF PERIOD	$1,011.3	20,114.0	19,791.7

DERIVATIVES POSITION REPORT

First Quarter 2022

Thousands of Mexican Pesos, as of March 31, 2022

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2022		4Q-2021		1Q-2022	4Q-2021
Forward Vanilla y KO Fwd	Hedge	$ 180,723	$ 19.89		$ 20.51		$-157,022	$ -128	92% in 2022 and 8% in 2023	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn, soybean meal and soybean oil	Hedge	$ 592,158	CORN		CORN		$ 66,687	$ 4,175	100% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-22	$ 7.488
			Jul-22	$ 7.330
			Sep-22	$ 6.963	Mar-22	$ 5.933
			Dec-22	$ 6.838	Sep-22	$ 5.628

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			May-22	$ 467.5	Mar-22	$ 399.1
			Jul-22	$ 459.4	May-22	$ 397.1
			Aug-22	$ 447.9	Jul-22	$ 397.6
			Sep-22	$ 432.2	Aug-22	$ 394.6
			Oct-22	$ 414.5	Sep-22	$ 388.0
			Dec-22	$ 411.5	Oct-22	$ 380.2
					Dec-22	$ 380.0
			SOYBEAN OIL		SOYBEAN OIL
			In US cents per pound		In US cents per pound
			Month	Price	Month	Price
			May-22	$ 69.94	Mar-22	$ 56.53
Options of Corn	Hedge	$1,211,004	CORN		CORN		$ 138,102	$ 340	97% in 2022 and 3% in 2023
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-22	$ 7.488
			Jul-22	$ 7.330
			Sep-22	$ 6.963
			Dec-22	$ 6.838
			Mar-23	$ 6.845	Mar-22	$ 5.933
Options of soybean meal	Hedge	$ 1,098,297	SOYBEAN MEAL		SOYBEAN MEAL		$ 66,894	$ 3,949	87% in 2022 and 13% in 2023
			In USD per ton		In USD per ton
			month	price	month	price
			May-22	$ 467.5
			Jul-22	$ 459.4
			Aug-22	$ 447.9
			Sep-22	$ 432.2
			Oct-22	$ 414.5
			Dec-22	$ 411.5	Mar-22	$ 399.1
			Jan-23	$ 406.1	May-22	$ 397.1
			Mar-23	$ 394.8
Options of Soybean oil	Hedge	$ 23,371	SOYBEAN OIL				$ 521	$ -	100% in 2022
In US cents per pound
			Mes	Precio

			May-22	$ 69.9

-The total financial instruments do not exceed 5% of total assets as of March 31, 2022.

-The notional value represents the net position as of March 31, 2022 at the exchange rate of Ps.19.89 per one dollar.

-A negative value means an unfavorable effect for the Company.

First Quarter 2022

Thousands of Mexican Pesos, as of March 31, 2022					PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla y KO Fwd	-$ 157,022	$19.39	$ 20.39	$ 20.88	Direct	-$ 246,886	-$ 67,157	$ 22,707
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 66,687	$ 7.113	$ 7.862	$ 8.236	The effect will materialize as the inventory is consumed	$ 37,079	$ 96,295	$ 125,903
Futures of Soybean Meal: (2)		$ 444.1	$ 490.9	$ 514.3
Futures for Soy Oil (2)		$ 66.4	$ 73.4	$ 76.9
Options for Corn	$ 138,102	$ 7.113	$ 7.862	$ 8.236		$ 88,634	$ 186,281	$ 234,385
Options of Soybean Meal	$ 66,894	$ 444.1	$ 490.9	$ 514.3		$ 18,845	$ 119,358	$ 168,676
Options of soybena Oil	$ 521	$ 66.44	$ 73.44	$ 76.93		$ 1,690	$ -	$ -

(1) The reference value is the exchange  rate of Ps. $19.89 per USD as of March 31, 2022.

(2) The reference values are for May 2022; the future of corn, $7.4875 USD/bushel, the future of soybeanmeal, $467.50USD/ton and the future of soybean oil, $69.94 usd cts / pound All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

First Quarter 2022

Thousands of Mexican Pesos, as of March 31, 2022										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla y KO Fwd	-$157,022	$9.95	$14.92	$24.86	$29.84	Direct	-$1,954,312	-$1,055,667	$548,179	$1,247,615

CONFERENCE CALL INFORMATION

The Company will host its first quarter 2022 earnings call, on Friday, April 29th, 2022. The earnings call will take place at 11:00 am Central Time (12:00 pm ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 866 374 5140

Toll free in Mexico: 1 866 779 1760

Toll Local Mexico: 52 55 6722 5258

Toll in the Brazil: 800 761 0711

Confirmation Number: 80961847#

To access the event online:

https://onlinexperiences.com/Launch/QReg/ShowUUID=323791AF-2BBB-4FA1-B1FD-2C5920289323&LangLocaleID=1033

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 31,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: Maria Guadalupe Jaquez maria.jaquez@bachoco.net Andrea Guerrero andrea.guerrero@bachoco.net T. +52(461)618 3555